UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2024

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

January 31, 2024
Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX REPORTS HIGHER FOURTH QUARTER 2023 EARNINGS AS METHANOL PRICES STRENGTHEN; GEISMAR 3 IN START UP PROCESS
•Net income attributable to Methanex shareholders of $33 million and Adjusted EBITDA of $148 million in the fourth quarter. The average realized price in the fourth quarter was $322 per tonne compared to $303 per tonne in the third quarter of 2023.
•Full year 2023 net income attributable to Methanex shareholders of $174 million and Adjusted EBITDA of $622 million.
•Fourth quarter production was higher compared to the third quarter due to higher production in Chile, New Zealand, Geismar and Medicine Hat which was partially offset by lower production in Egypt.
•The 1.8 million tonne methanol plant, Geismar 3 ("G3"), is in the process of starting up and we expect that commercial production is imminent. The plant is expected to ramp up to full rates over the month of February. G3 will have one of the lowest emission intensity profiles in the industry and will significantly enhance our cash flow capability at a range of methanol prices.
•Returned $136 million to shareholders through regular dividends and share purchases in 2023 and ended the fourth quarter with $458 million in cash.
VANCOUVER, BRITISH COLUMBIA - For the fourth quarter of 2023, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $33 million ($0.50 net income per common share on a diluted basis) compared to net income of $24 million ($0.36 net income per common share on a diluted basis) in the third quarter of 2023. Net income in the fourth quarter of 2023 was higher compared to the prior quarter primarily due to a higher average realized price, higher sales of Methanex-produced methanol and lower mark-to-market impact of share-based compensation due to changes in Methanex's share price, offset by lower income from gas contract settlement recognized in the third quarter of 2023. Adjusted EBITDA for the fourth quarter of 2023 was $148 million and Adjusted net income was $35 million ($0.52 Adjusted net income per common share). This compares with Adjusted EBITDA of $105 million and Adjusted net income of $1 million ($0.02 Adjusted net income per common share) for the third quarter of 2023.
Our average realized price in the fourth quarter was $322 per tonne compared to $303 per tonne in the third quarter of 2023. Through the fourth quarter, market conditions strengthened, with increased demand primarily in China outpacing an increase in supply. On the supply side, production increased from coal-based producers in China which was offset by planned and unplanned outages in the US and Asia as well as lower production from natural gas restrictions in Iran and China. This led to a drawdown on inventories and increasing methanol prices through the quarter.
For the year ended December 31, 2023, Methanex reported net income attributable to Methanex shareholders of $174 million ($2.57 net income per common share on a diluted basis), Adjusted EBITDA of $622 million and an Adjusted net income of $153 million ($2.25 Adjusted net income per common share). This compares with a net income attributable to Methanex shareholders of $354 million ($4.86 net income per common share on a diluted basis), Adjusted EBITDA of $932 million and an Adjusted net income of $343 million ($4.79 Adjusted net income per common share) for the year ended December 31, 2022.
In 2023, we returned $136 million to shareholders through the regular dividend and share repurchases. We ended the year with $458 million in cash, or approximately $451 million in cash excluding non-controlling interests and including our share of cash in the Atlas joint venture. We also have an undrawn $300 million revolving credit facility that provides additional financial flexibility.
METHANEX CORPORATION 2023 FOURTH QUARTER NEWS RELEASE                                 PAGE 1

Rich Sumner, President & CEO of Methanex, said, “I am proud of our G3 team that delivered a high quality plant with outstanding safety performance. G3 significantly enhances our asset portfolio and we expect it to generate strong shareholder returns. We remain focused on reliably operating our assets so we can deliver shareholder value over a variety of methanol prices."
FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the fourth quarter of 2023. It is not a complete source of information for readers and is not in any way a substitute for reading the fourth quarter 2023 Management’s Discussion and Analysis ("MD&A") dated January 31, 2024 and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2023, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2023 are also available on the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2023	Sep 30 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,779	1,545	1,526	6,642	6,118
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,712	1,473	1,360	6,455	6,141
Purchased methanol	890	905	1,095	3,527	3,688
Commission sales	260	342	192	1,187	945
Total sales volume [1]	2,862	2,720	2,647	11,169	10,774

Methanex average non-discounted posted price ($ per tonne) [2]	421	395	469	434	503
Average realized price ($ per tonne) [3]	322	303	373	333	397

Revenue	922	823	986	3,723	4,311
Net income (attributable to Methanex shareholders)	33	24	41	174	354
Adjusted net income [4]	35	1	51	153	343
Adjusted EBITDA [4]	148	105	160	622	932
Cash flows from operating activities	195	106	227	660	987

Basic net income per common share	0.50	0.36	0.59	2.57	4.95
Diluted net income per common share	0.50	0.36	0.59	2.57	4.86
Adjusted net income per common share [4]	0.52	0.02	0.73	2.25	4.79

Common share information (millions of shares)
Weighted average number of common shares	67	67	70	68	71
Diluted weighted average number of common shares	68	67	70	68	72
Number of common shares outstanding, end of period	67	67	69	67	69
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as revenue divided by the total sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, and Adjusted EBITDA are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 14 of our fourth quarter MD&A dated January 31, 2024 for a description of each non-GAAP measure.

METHANEX CORPORATION 2023 FOURTH QUARTER NEWS RELEASE                                 PAGE 2

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA, Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2023	Sep 30 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Net income attributable to Methanex shareholders	$33	$24	$41	$174	$354
Mark-to-market impact of share-based compensation	3	8	12	16	(7)
Gas contract settlement, net of tax	—	(31)	—	(31)	—
Depreciation and amortization	100	98	86	392	372
Finance costs	30	26	32	117	131
Finance income and other	(11)	(2)	(18)	(40)	(25)
Income tax expense (recovery)	(14)	(18)	7	1	120
Earnings of associate adjustment	15	23	18	67	74
Non-controlling interests adjustment	(8)	(23)	(18)	(74)	(87)
Adjusted EBITDA	$148	$105	$160	$622	$932

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2023	Sep 30 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Net income attributable to Methanex shareholders	$33	$24	$41	$174	$354
Mark-to-market impact of share-based compensation, net of tax	3	6	11	13	(6)
Gas contract settlement, net of tax	—	(31)	—	(31)	—
Impact of Egypt gas contract revaluation, net of tax	(1)	2	(1)	(3)	(5)
Adjusted net income	$35	$1	$51	$153	$343
Diluted weighted average shares outstanding (millions)	68	67	70	68	72
Adjusted net income per common share	$0.52	$0.02	$0.73	$2.25	$4.79

▪We recorded net income attributable to Methanex shareholders of $33 million in the fourth quarter of 2023 compared to net income of $24 million in the third quarter of 2023. Net income in the fourth quarter of 2023 was higher compared to the prior quarter primarily due to a higher average realized price, higher sales of Methanex-produced methanol and lower mark-to-market impact of share-based compensation due to changes in Methanex's share price, offset by lower income from the gas contract settlement recognized in the third quarter of 2023. Income from gas contract settlement was excluded from Adjusted EBITDA and Adjusted net income in the third quarter of 2023.
▪We recorded Adjusted EBITDA of $148 million for the fourth quarter of 2023 compared to $105 million for the third quarter of 2023. We recorded Adjusted net income of $35 million for the fourth quarter of 2023 compared to Adjusted net income of $1 million for the third quarter of 2023. Adjusted EBITDA was higher in the fourth quarter of 2023 primarily due to a higher average realized price and higher sales of Methanex-produced methanol.
▪We sold 2,862,000 tonnes in the fourth quarter of 2023 compared to 2,720,000 tonnes for the third quarter of 2023. Sales of Methanex-produced methanol were 1,712,000 tonnes in the fourth quarter of 2023 compared to 1,473,000 tonnes in the third quarter of 2023.
▪Production for the fourth quarter of 2023 was 1,779,000 tonnes compared to 1,545,000 tonnes for the third quarter of 2023. Fourth quarter production was higher compared to the third quarter due to higher production in Chile, New Zealand, Geismar and Medicine Hat which was partially offset by lower production in Egypt.
▪The Geismar 3 plant is in the process of starting up, with total capital costs expected to come within budget of $1.25 - 1.3 billion. The remaining cash expenditure of approximately $60 to $110 million, including approximately $20 million of spending accrued in accounts payable, is fully funded with cash on hand. Geismar 3 has one of the lowest CO2 emissions intensity profiles in the industry and significantly enhances our cash generation capability. We expect the plant to ramp up to full rates over the month of February.
▪In the fourth quarter of 2023 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.
METHANEX CORPORATION 2023 FOURTH QUARTER NEWS RELEASE                                 PAGE 3

▪At December 31, 2023, we had a strong liquidity position including a cash balance of $458 million, or approximately $451 million excluding non-controlling interests and including our share of cash in the Atlas joint venture. We also have access to an undrawn $300 million revolving credit facility providing financial flexibility.
PRODUCTION HIGHLIGHTS

(thousands of tonnes)	Annual Operating Capacity[1]	2023 Production	2022 Production	Q4 2023 Production	Q3 2023 Production	Q4 2022 Production
USA (Geismar)	2,200	2,142	2,041	587	574	437
New Zealand [2]	2,200	1,381	1,230	344	226	395
Trinidad (Methanex interest) [3]	1,960	1,074	981	283	287	225
Chile	1,700	993	888	403	168	226
Egypt (50% interest)	630	504	385	20	160	96
Canada (Medicine Hat)	640	548	593	142	130	147
	9,330	6,642	6,118	1,779	1,545	1,526
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The Waitara Valley plant is idled indefinitely due to natural gas constraints.
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. Refer to the Trinidad section below.
Key production and operational highlights during the fourth quarter include:
United States
Geismar produced 587,000 tonnes in the fourth quarter compared to 574,000 tonnes in the third quarter of 2023.
New Zealand
New Zealand produced 344,000 tonnes in the fourth quarter of 2023 compared to 226,000 tonnes in the third quarter of 2023. Production in the fourth quarter was higher compared to the third quarter due to the restart of Motunui 2 after the scheduled turnaround. Waitara Valley remains idled indefinitely. We estimate production for 2024 to be between 1.0 - 1.1 million tonnes. 2024 natural gas supply is expected to be impacted by a combination of our suppliers' planned natural gas infrastructure maintenance outages as well as lower than expected output from existing wells. While upstream investment has been made by our gas suppliers in New Zealand over the past two years, recent gas production results have been lower than originally expected which has contributed to the revised forecast for lower production in 2024.
Trinidad
Atlas produced 283,000 tonnes (Methanex interest) in the fourth quarter of 2023 compared to 287,000 tonnes in the third quarter of 2023. In October, Methanex signed a two-year natural gas supply agreement with the National Gas Company of Trinidad and Tobago (NGC) for its currently idled, wholly owned, Titan methanol plant (875,000 tonnes per year capacity) to restart operations in September 2024. Simultaneously, the Atlas plant (Methanex interest 63.1% or 1,085,000 tonnes per year capacity) will be idled in September 2024, when its legacy 20-year natural gas supply agreement expires.
Chile
Chile produced 403,000 tonnes in the fourth quarter of 2023 compared to 168,000 tonnes in the third quarter of 2023. Production was higher in the fourth quarter compared to the third quarter as both plants ran at full rates with full gas deliveries from Argentina. Both plants are expected to run at full rates from the end of September 2023 through April 2024, the Southern hemisphere summer months. We estimate production for 2024 will be between 1.1 - 1.2 million tonnes which is underpinned by year-round natural gas supply from Chile for about 30 – 35% of our requirements with the remaining 65 – 70% from Argentina during the non-winter period allowing us to operate both plants at full rates. Natural gas development and related infrastructure
METHANEX CORPORATION 2023 FOURTH QUARTER NEWS RELEASE                                 PAGE 4

investments in Argentina continue to progress and we are working with our natural gas suppliers on extending the period of full gas availability to our plants.
Egypt
Egypt produced 40,000 tonnes (Methanex interest - 20,000 tonnes) in the fourth quarter of 2023 compared to 320,000 tonnes (Methanex interest - 160,000 tonnes) in the third quarter of 2023. Production was lower in Egypt due an unplanned outage in mid-October caused by a mechanical failure in the synthesis gas compressor. The unit was removed from service and repaired on an expedited schedule at the manufacturer overseas. The repairs were completed and the unit has now arrived back on site and we expect to be able to start up the plant in the first half of February.
Canada
Medicine Hat produced 142,000 tonnes in the fourth quarter of 2023 compared to 130,000 tonnes in the third quarter of 2023.
2024 Production Outlook
We expect production for 2024 to be higher than 2023 with the Geismar 3 start-up and to be approximately 8.1 million tonnes (Methanex interest). 2024 production guidance is based on the mid-point of Chile and New Zealand production guidance, G3 ramp up through February, Egypt restart in the first half of February, and all other plants operating at full rates. Actual production may vary by quarter based on timing of turnarounds, gas availability, unplanned outages and unanticipated events.
CONFERENCE CALL
A conference call is scheduled for February 1, 2024 at 11:00 am ET (8:00 am PT) to review these fourth quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (646) 960-0479, or toll free at (888) 510-2296. The conference ID for the call is #7014770. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com/investor-relations/events and will also be available following the call.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This fourth quarter 2023 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the fourth quarter 2023 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income, and Adjusted net income per common share throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt gas contract revaluation and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 14 of the Company's MD&A for the period ended December 31, 2023 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this
METHANEX CORPORATION 2023 FOURTH QUARTER NEWS RELEASE                                 PAGE 5

release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
-end-

For further information, contact:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2023 FOURTH QUARTER NEWS RELEASE                                 PAGE 6

Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
TSX Trust Company
320 Bay Street
Toronto, Ontario Canada
M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

4
Management's Discussion and Analysis for the Three Months and Year Ended December 31, 2023
At January 30, 2024 the Company had 67,387,492 common shares issued and outstanding and stock options exercisable for 1,625,585 additional common shares.

FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.

This Fourth Quarter 2023 Management’s Discussion and Analysis dated January 31, 2024 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended December 31, 2023 as well as the 2022 Annual Consolidated Financial Statements and MD&A included in the Methanex 2022 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2022 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2023	Sep 30 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,779	1,545	1,526	6,642	6,118
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,712	1,473	1,360	6,455	6,141
Purchased methanol	890	905	1,095	3,527	3,688
Commission sales	260	342	192	1,187	945
Total sales volume [1]	2,862	2,720	2,647	11,169	10,774

Methanex average non-discounted posted price ($ per tonne) [2]	421	395	469	434	503
Average realized price ($ per tonne) [3]	322	303	373	333	397

Revenue	922	823	986	3,723	4,311
Net income (attributable to Methanex shareholders)	33	24	41	174	354
Adjusted net income [4]	35	1	51	153	343
Adjusted EBITDA [4]	148	105	160	622	932
Cash flows from operating activities	195	106	227	660	987

Basic net income per common share	0.50	0.36	0.59	2.57	4.95
Diluted net income per common share	0.50	0.36	0.59	2.57	4.86
Adjusted net income per common share [4]	0.52	0.02	0.73	2.25	4.79

Common share information (millions of shares)
Weighted average number of common shares	67	67	70	68	71
Diluted weighted average number of common shares	68	67	70	68	72
Number of common shares outstanding, end of period	67	67	69	67	69
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as revenue divided by the total sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, and Adjusted EBITDA are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 14 for a description of each non-GAAP measure.

METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2023	Sep 30 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Net income attributable to Methanex shareholders	$33	$24	$41	$174	$354
Mark-to-market impact of share-based compensation, net of tax	3	6	11	13	(6)
Gas contract settlement, net of tax	—	(31)	—	(31)	—
Impact of Egypt gas contract revaluation, net of tax	(1)	2	(1)	(3)	(5)
Adjusted net income [1]	$35	$1	$51	$153	$343
Diluted weighted average shares outstanding (millions)	68	67	70	68	72
Adjusted net income per common share [1]	$0.52	$0.02	$0.73	$2.25	$4.79
1     The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures on page 14 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net income attributable to Methanex shareholders of $33 million in the fourth quarter of 2023 compared to net income of $24 million in the third quarter of 2023. Net income in the fourth quarter of 2023 was higher compared to the prior quarter primarily due to a higher average realized price, higher sales of Methanex-produced methanol and lower mark-to-market impact of share-based compensation due to changes in Methanex's share price, offset by lower income from the gas contract settlement recognized in the third quarter of 2023. Income from gas contract settlement was excluded from Adjusted EBITDA and Adjusted net income in the third quarter of 2023.
▪We recorded Adjusted EBITDA of $148 million for the fourth quarter of 2023 compared to $105 million for the third quarter of 2023. We recorded Adjusted net income of $35 million for the fourth quarter of 2023 compared to Adjusted net income of $1 million for the third quarter of 2023. Adjusted EBITDA was higher in the fourth quarter of 2023 primarily due to a higher average realized price and higher sales of Methanex-produced methanol.
▪We sold 2,862,000 tonnes in the fourth quarter of 2023 compared to 2,720,000 tonnes for the third quarter of 2023. Sales of Methanex-produced methanol were 1,712,000 tonnes in the fourth quarter of 2023 compared to 1,473,000 tonnes in the third quarter of 2023. Refer to the Supply/Demand Fundamentals section on page 11 of the MD&A for more information.
▪Production for the fourth quarter of 2023 was 1,779,000 tonnes compared to 1,545,000 tonnes for the third quarter of 2023. Fourth quarter production was higher compared to the third quarter due to higher production in Chile, New Zealand, Geismar and Medicine Hat which was partially offset by lower production in Egypt. Refer to the Production Summary section on page 4 of the MD&A.
▪The Geismar 3 plant is in the process of starting up, with total capital costs expected to come within budget of $1.25 - 1.3 billion. The remaining cash expenditure of approximately $60 to $110 million, including approximately $20 million of spending accrued in accounts payable, is fully funded with cash on hand. Geismar 3 has one of the lowest CO2 emissions intensity profiles in the industry and significantly enhances our cash generation capability. We expect the plant to ramp up to full rates over the month of February.
▪In the fourth quarter of 2023 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.
▪At December 31, 2023, we had a strong liquidity position including a cash balance of $458 million. We also have access to an undrawn $300 million revolving credit facility providing financial flexibility.
METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION HIGHLIGHTS

(thousands of tonnes)	Annual Operating Capacity[1]	2023 Production	2022 Production	Q4 2023 Production	Q3 2023 Production	Q4 2022 Production
USA (Geismar)	2,200	2,142	2,041	587	574	437
New Zealand [2]	2,200	1,381	1,230	344	226	395
Trinidad (Methanex interest) [3]	1,960	1,074	981	283	287	225
Chile	1,700	993	888	403	168	226
Egypt (50% interest)	630	504	385	20	160	96
Canada (Medicine Hat)	640	548	593	142	130	147
	9,330	6,642	6,118	1,779	1,545	1,526
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The Waitara Valley plant is idled indefinitely due to natural gas constraints. Refer to the New Zealand section below.
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. Refer to the Trinidad section below.
Key production and operational highlights during the fourth quarter include:
United States
Geismar produced 587,000 tonnes in the fourth quarter compared to 574,000 tonnes in the third quarter of 2023.
New Zealand
New Zealand produced 344,000 tonnes in the fourth quarter of 2023 compared to 226,000 tonnes in the third quarter of 2023. Production in the fourth quarter was higher compared to the third quarter due to the restart of Motunui 2 after the scheduled turnaround. Waitara Valley remains idled indefinitely. We estimate production for 2024 to be between 1.0 - 1.1 million tonnes. 2024 natural gas supply is expected to be impacted by a combination of our suppliers' planned natural gas infrastructure maintenance outages as well as lower than expected output from existing wells. While upstream investment has been made by our gas suppliers in New Zealand over the past two years, recent gas production results have been lower than originally expected which has contributed to the revised forecast for lower production in 2024.
Trinidad
Atlas produced 283,000 tonnes (Methanex interest) in the fourth quarter of 2023 compared to 287,000 tonnes in the third quarter of 2023. In October, Methanex signed a two-year natural gas supply agreement with the National Gas Company of Trinidad and Tobago (NGC) for its currently idled, wholly owned, Titan methanol plant (875,000 tonnes per year capacity) to restart operations in September 2024. Simultaneously, the Atlas plant (Methanex interest 63.1% or 1,085,000 tonnes per year capacity) will be idled in September 2024, when its legacy 20-year natural gas supply agreement expires.
Chile
Chile produced 403,000 tonnes in the fourth quarter of 2023 compared to 168,000 tonnes in the third quarter of 2023. Production was higher in the fourth quarter compared to the third quarter as both plants ran at full rates with full gas deliveries from Argentina. Both plants are expected to run at full rates from the end of September 2023 through April 2024, the Southern hemisphere summer months. We estimate production for 2024 will be between 1.1 - 1.2 million tonnes which is underpinned by year-round natural gas supply from Chile for about 30 – 35% of our requirements with the remaining 65 – 70% from Argentina during the non-winter period allowing us to operate both plants at full rates. Natural gas development and related infrastructure investments in Argentina continue to progress and we are working with our natural gas suppliers on extending the period of full gas availability to our plants.
METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

Egypt
Egypt produced 40,000 tonnes (Methanex interest - 20,000 tonnes) in the fourth quarter of 2023 compared to 320,000 tonnes (Methanex interest - 160,000 tonnes) in the third quarter of 2023. Production was lower in Egypt due an unplanned outage in mid-October caused by a mechanical failure in the synthesis gas compressor. The unit was removed from service and repaired on an expedited schedule at the manufacturer overseas. The repairs were completed and the unit has now arrived back on site and we expect to be able to start up the plant in the first half of February.
Canada
Medicine Hat produced 142,000 tonnes in the fourth quarter of 2023 compared to 130,000 tonnes in the third quarter of 2023.
2024 Production Outlook
We expect production for 2024 to be higher than 2023 with the Geismar 3 start-up and to be approximately 8.1 million tonnes (Methanex interest). 2024 production guidance is based on the mid-point of Chile and New Zealand production guidance, G3 ramp up through February, Egypt restart in the first half of February, and all other plants operating at full rates. Actual production may vary by quarter based on timing of turnarounds, gas availability, unplanned outages and unanticipated events.
FINANCIAL RESULTS

For the fourth quarter of 2023, we reported net income attributable to Methanex shareholders of $33 million ($0.50 net income per common share on a diluted basis) compared to net income attributable to Methanex shareholders for the third quarter of 2023 of $24 million ($0.36 net income per common share on a diluted basis) and net income attributable to Methanex shareholders for the fourth quarter of 2022 of $41 million ($0.59 net income per common share on a diluted basis). For the year ended December 31, 2023, we reported net income attributable to Methanex shareholders of $174 million ($2.57 net income per common share on a diluted basis) compared to net income for the same period in 2022 of $354 million ($4.86 net income per common share on a diluted basis). Net income in the fourth quarter of 2023 was higher compared to the prior quarter primarily due to a higher average realized price, higher sales of Methanex-produced methanol and lower mark-to-market impact of share-based compensation due to changes in Methanex's share price, offset by lower income from the gas contract settlement recognized in the third quarter of 2023. Income from gas contract settlement was excluded from Adjusted EBITDA and Adjusted net income in the third quarter of 2023. Net income was lower compared to the fourth quarter of 2022 primarily due to a lower average realized price, partially offset by higher sales of Methanex-produced methanol in the fourth quarter of 2023.

For the fourth quarter of 2023, we recorded Adjusted EBITDA of $148 million and Adjusted net income of $35 million ($0.52 Adjusted net income per common share). This compares with Adjusted EBITDA of $105 million and Adjusted net income of $1 million ($0.02 Adjusted net income per common share) for the third quarter of 2023 and Adjusted EBITDA of $160 million and Adjusted net income of $51 million ($0.73 Adjusted net income per common share) for the fourth quarter of 2022. For the year ended December 31, 2023, we recorded Adjusted EBITDA of $622 million and Adjusted net income of $153 million ($2.25 Adjusted net income per common share) compared to Adjusted EBITDA of $932 million and Adjusted net income of $343 million ($4.79 Adjusted net income per common share) for the same period in 2022.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt gas contract revaluation included in finance income and other and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 14 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.
METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2023	Sep 30 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Consolidated statements of income:
Revenue	$922	$823	$986	$3,723	$4,311
Cost of sales and operating expenses	(772)	(730)	(841)	(3,068)	(3,446)
Egypt gas redirection and sale proceeds	—	—	2	—	118
Mark-to-market impact of share-based compensation	3	8	12	16	(7)
Adjusted EBITDA attributable to associate	30	47	36	135	151
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(35)	(43)	(35)	(184)	(195)
Adjusted EBITDA	148	105	160	622	932

Mark-to-market impact of share-based compensation	(3)	(8)	(12)	(16)	7
Depreciation and amortization	(100)	(98)	(86)	(392)	(372)
Gas contract settlement, net of tax	—	31	—	31	—
Finance costs	(30)	(26)	(32)	(117)	(131)
Finance income and other	11	2	18	40	25
Income tax recovery (expense)	14	18	(7)	(1)	(120)
Earnings of associate adjustment [1]	(15)	(23)	(18)	(67)	(74)
Non-controlling interests adjustment [2]	8	23	18	74	87
Net income attributable to Methanex shareholders	$33	$24	$41	$174	$354
Net income	$60	$44	$58	$284	$462
1    This adjustment represents the deduction of depreciation and amortization, finance costs, finance income and other and income taxes associated with our 63.1% interest in the Atlas methanol facility which are excluded from adjusted EBITDA but included in net income attributable to Methanex shareholders.
2    This adjustment represents the add-back of the portion of depreciation and amortization, finance costs, finance income and other and income taxes associated with our non-controlling interests' share which has been deducted above but is excluded from net income attributable to Methanex shareholders.
Adjusted EBITDA

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 18. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q4 2023 compared with Q3 2023	Q4 2023 compared with Q4 2022	2023 compared with 2022
Average realized price	$51	$(132)	$(657)
Sales volume	15	12	16
Total cash costs	(23)	108	331
Increase (decrease) in Adjusted EBITDA	$43	$(12)	$(310)
METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Average realized price

	Three Months Ended			Years Ended
($ per tonne)	Dec 31 2023	Sep 30 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Methanex average non-discounted posted price	421	395	469	434	503
Methanex average realized price	322	303	373	333	397

Methanex’s average realized price for the fourth quarter of 2023 was $322 per tonne compared to $303 per tonne in the third quarter of 2023 and $373 per tonne in the fourth quarter of 2022, resulting in an increase of $51 million and a decrease of $132 million in Adjusted EBITDA, respectively. For the year ended December 31, 2023, our average realized price was $333 per tonne compared to $397 per tonne for the same period in 2022, decreasing Adjusted EBITDA by $657 million. Through the fourth quarter, market conditions strengthened, with increased demand primarily in China outpacing an increase in supply. On the supply side, production increased from coal-based producers in China which was offset by planned and unplanned outages in the US and Asia as well as lower production from natural gas restrictions in Iran and China. This led to a drawdown on inventories and increasing methanol prices through the quarter. Refer to the Supply/Demand Fundamentals section on page 11 of the MD&A for more information.
Sales volume
Methanol sales volume excluding commission sales volume in the fourth quarter of 2023 was 224,000 tonnes higher than the third quarter of 2023 and 147,000 tonnes higher than the fourth quarter of 2022. The increase in sales volume in the fourth quarter of 2023 compared to the third quarter of 2023 increased Adjusted EBITDA by $15 million. The increase in sales volume for the fourth quarter of 2023 compared to the same period in 2022 increased Adjusted EBITDA by $12 million. For the year ended December 31, 2023, compared to the same period in 2022, methanol sales volume excluding commission sales volume was 153,000 tonnes higher, increasing Adjusted EBITDA by $16 million. Sales volume may vary quarter to quarter depending on customer requirements and inventory levels as well as the available commission sales volume.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q4 2023 compared with Q3 2023	Q4 2023 compared with Q4 2022	2023 compared with 2022
Methanex-produced methanol costs	$(3)	$62	$199
Proportion of Methanex-produced methanol sales	8	31	18
Purchased methanol costs	(25)	36	207
Logistics costs	(7)	(16)	(18)
Egypt gas redirection and sale proceeds	—	—	(58)
Other, net	4	(5)	(17)
Increase (decrease) in Adjusted EBITDA due to changes in total cash costs	$(23)	$108	$331
METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol revenue to reduce our commodity price risk exposure. The variable price component is adjusted by a formula linked to methanol sales prices above a certain level. We also purchase natural gas in North America and are exposed to natural gas spot price fluctuations for the unhedged portion of our gas needs in the region.

For the fourth quarter of 2023 compared to the third quarter of 2023, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $3 million. For the fourth quarter of 2023 compared to the same period in 2022, lower Methanex-produced methanol costs increased Adjusted EBITDA by $62 million. For the year ended December 31, 2023 compared with the same period in 2022, lower Methanex-produced methanol costs increased Adjusted EBITDA by $199 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost, changes in spot gas prices which impact the unhedged portion of our North American operations, timing of inventory flows and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase (decrease) in the proportion of Methanex-produced methanol sales results in a decrease (increase) in our overall cost structure for a given period. For the fourth quarter of 2023 compared to the third quarter of 2023 and the fourth quarter of 2022, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $8 million and $31 million, respectively. For the year ended December 31, 2023 compared with the same period in 2022, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $18 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume and regional mix of sourcing for purchased methanol. For the fourth quarter of 2023 compared to the third quarter of 2023, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $25 million. For the fourth quarter of 2023 compared to the fourth quarter of 2022, the impact of lower purchased methanol costs increased Adjusted EBITDA by $36 million. For the year ended December 31, 2023 compared with the same period in 2022, lower purchased methanol costs increased Adjusted EBITDA by $207 million.
Logistics costs
Logistics costs include the cost of transportation, storage, and handling of product, and can vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Logistics costs for the fourth quarter of 2023, compared with the third quarter of 2023, were higher by $7 million. For the fourth quarter of 2023 compared to the fourth quarter of 2022, logistics costs were higher by $16 million. Logistics costs for the year ended December 31, 2023 were $18 million higher compared to the same period in 2022. Higher logistics costs for all periods presented were due to the mix of production from various plants and the impact of longer supply routes, with the outage in Egypt and preparation for Geismar 3 causing increased costs in the fourth quarter of 2023. We expect our supply chain will normalize with the start-up of Geismar 3 and Egypt in the first quarter of 2024.
Egypt gas redirection and sale proceeds
In the third quarter of 2022, we entered into an agreement to redirect and sell the Egypt plant's contracted natural gas during an extended turnaround for a three-month period. Adjusted EBITDA for the year ended December 31, 2022 includes $58 million (attributable to Methanex) from this transaction which did not recur in 2023.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. Other costs were $4 million lower during the fourth quarter of 2023 compared to the third quarter of 2023. Other costs during the fourth quarter of 2023 were $5 million higher compared to the fourth quarter of 2022. For the year ended December 31, 2023 compared with the
METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

same period in 2022, other costs were higher by $17 million, mainly due to the organization build-up of costs relating to the start-up of Geismar 3 plant.
Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Years Ended
($ millions except share price)	Dec 31 2023	Sep 30 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Methanex Corporation share price [1]	$47.36	$45.05	$37.86	$47.36	$37.86
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	4	4	3	19	22
Mark-to-market impact [2]	3	8	12	16	(7)
Total share-based compensation expense, before tax	$7	$12	$15	$35	$15
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Gas Contract Settlement

In the third quarter of 2023, we recognized a settlement of $31 million (Methanex's share, net of tax) related to a historical dispute under an existing gas contract. For additional information, refer to Note 4 of the condensed consolidated interim financial statements.
Depreciation and Amortization

Depreciation and amortization was $100 million for the fourth quarter of 2023 compared to $98 million for the third quarter of 2023 and $86 million for the fourth quarter of 2022. Depreciation and amortization for the year ended December 31, 2023 was $392 million compared to $372 million in the same period in 2022. Compared to the year ended December 31, 2022, depreciation and amortization in 2023 was higher due to the higher cost base of depreciable property, plant and equipment driven by additional capitalized maintenance costs and ocean going vessel additions.
Finance Costs

	Three Months Ended			Years Ended
($ millions)	Dec 31 2023	Sep 30 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Finance costs before capitalized interest	$45	$41	$43	$173	$167
Less capitalized interest	(15)	(15)	(11)	(55)	(36)
Finance costs	$30	$26	$32	$117	$131

Finance costs are primarily comprised of interest on borrowings and lease obligations.
Finance costs were higher for the fourth quarter of 2023 compared to the third quarter of 2023 due to new leases associated with additional Geismar 3 requirements. Finance costs were lower for the three months and the year ended December 31, 2023 compared to the same period in 2022 primarily due to additional interest capitalized for the Geismar 3 project. Refer to the Liquidity and Capital Resources section on page 12.
METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Finance Income and Other

	Three Months Ended			Years Ended
($ millions)	Dec 31 2023	Sep 30 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Finance income and other	$11	$2	$18	$40	$25
Finance income and other was higher during the fourth quarter of 2023 compared to the third quarter of 2023 due to higher unrealized gain on the derivative Egypt gas supply contract (refer to Note 10 of the fourth quarter 2023 condensed consolidated interim financial statements) and higher proceeds from a vessel sale. Finance income and other was higher for the year ended December 31, 2023 compared to the same period in 2022 primarily due to higher interest income.
Income Taxes

A summary of our income taxes for the fourth quarter of 2023 compared to the third quarter of 2023 and the year ended December 31, 2023 compared to the same period in 2022 is as follows:

	Three Months Ended December 31, 2023		Three Months Ended September 30, 2023
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2,3,4]	Per consolidated statement of income	Adjusted [1,2,3,4]
Net income before income tax	$45	$44	$26	$(2)
Income tax recovery (expense)	15	(9)	18	3
Net income after income tax	$60	$35	$44	$1
Effective tax rate	(32)%	20%	(69)%	150%

	Year Ended December 31, 2023		Year Ended December 31, 2022
($ millions, except where noted)	Per consolidated statement of income	Adjusted [1,2,3,4]	Per consolidated statement of income	Adjusted [1,2,3,4]
Net income before income tax	$286	$199	$582	$482
Income tax expense	(2)	(46)	(120)	(139)
Net income after income tax	$284	$153	$462	$343
Effective tax rate	1%	23%	21%	29%
1     Adjusted net income before income tax reflects amounts required for the inclusion of 63.1% of Atlas income, 50% of Egypt and 60% of Waterfront Shipping, as well as amounts required to exclude the mark-to-market impact of share-based compensation expense or recovery, the impact of the Egypt gas contract revaluation, and the impact of the settlement of a historical dispute under an existing gas contract. The most directly comparable measure in the financial statements is net income before tax.
2     Adjusted income tax expense reflects amounts required for the inclusion of 63.1% of Atlas income, 50% of Egypt and 60% of Waterfront Shipping, as well as amounts required to exclude the tax impact of mark-to-market impact of share-based compensation expense or recovery, the impact of the Egypt gas contract revaluation, and the impact of the settlement of a historical dispute under an existing gas contract calculated at the appropriate applicable tax rate for their respective jurisdictions. The most directly comparable measure in the financial statements is income tax expense.
3     Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax.
4     Adjusted net income before income tax and Adjusted income tax expense are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.

We earn the majority of our income in the United States, New Zealand, Trinidad, Chile, Egypt and Canada. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in the United States is 23%, New Zealand is 28%, Trinidad is 38%, Chile is 35%, Egypt is 30% and Canada is 24.5%. We accrue for withholding taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

The effective tax rate based on Adjusted net income was 20% for the fourth quarter of 2023 and 150% for the third quarter of 2023. For the twelve month period ended December 31, 2023 compared to the same period in 2022, the effective tax rate based on Adjusted net income was 23% and 29%, respectively. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar. In periods with low income levels, the distribution of income and loss between jurisdictions can result in income tax rates that are not indicative of the longer term corporate tax rate.

The following table shows a reconciliation of Net income to Adjusted net income before tax, and of Income taxes to Adjusted income tax expense:

	Three Months Ended		Year Ended
($ millions except per share amounts and where noted)	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Net income	$60	$58	$284	$462
Adjusted for:
Income tax expense (recovery)	(14)	7	1	120
Earnings from associate	(14)	(19)	(99)	(77)
Share of associate's income before tax	21	27	152	120
Net income before tax of non-controlling interests	(11)	(17)	(103)	(130)
Mark-to-market impact of share-based compensation	3	12	16	(7)
Gas contract settlement	—	—	(47)	—
Impact of Egypt gas contract revaluation	(1)	(1)	(5)	(6)
Adjusted net income before tax	$44	$67	$199	$482

Income tax recovery (expense)	$14	$(7)	$(1)	$(120)
Adjusted for:
Inclusion of our share of associate's adjusted tax expense	(7)	(8)	(37)	(43)
Removal of non-controlling interest's share of tax expense	(16)		(7)	22
Tax on mark-to-market impact of share-based compensation	—	(1)	(3)	1
Tax on impact of Egypt gas contract revaluation	—	—	2	1
Adjusted income tax expense	$(9)	$(16)	$(46)	$(139)

SUPPLY/DEMAND FUNDAMENTALS
Demand
We estimate that global methanol demand increased to approximately 91 million tonnes in 2023 driven primarily by growth in China. In the fourth quarter, global methanol demand grew by over three percent compared to the third quarter with strong operating rates in the methanol-to-olefins sector and growth in traditional demand in China while outside of China demand for traditional and energy applications remained relatively stable.

Over the long term, we believe that traditional chemical demand for methanol is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products, and government policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The demand outlook for methanol as marine fuel continues to grow with orders for dual-fueled vessels and retrofits. The current vessels operating coupled with the order book for new builds and retrofits represents over 250 dual-fueled ships with potential methanol demand of over eight and a half million tonnes per year in the next five years assuming they run 100% of the time on methanol. Actual methanol consumption from marine applications will depend on regulations, relative economics versus other fuels, and other factors. The future operating rates and methanol consumption from MTO producers will depend on a number of factors including the pricing for their various final products, the degree of downstream
METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.
Supply
In the fourth quarter production increased from coal-based producers in China which was offset by planned and unplanned outages in the US and Asia as well as lower production from natural gas restrictions in Iran and China.

We expect limited capacity additions in the next five years. Our 1.8 million tonne Geismar 3 plant is in the process of starting up and we expect the plant to ramp up to full rates over the month of February. In Malaysia, a 1.8 million tonne plant is under construction with a scheduled start up in 2024. In Iran, a new plant was commissioned at the end of 2023 but plant operating rates continue to be uncertain and challenged due to the impact of sanctions, plant technical issues and seasonal natural gas constraints. We expect to see increased supply from new capacities to be partially offset by rationalization of existing supply in the market in 2024. With the shut down of Atlas and the restart of Titan in September 2024 the overall production in Trinidad will be lower by approximately one million tonnes annually (Methanex net share 0.2 million tonnes) and we continue to monitor other factors that could further impact supply such as the announced gas diversion from methanol to LNG in Equatorial Guinea. In China, there are planned capacity additions over the near-to-medium term which we expect will be somewhat offset by the closure of some small-scale, inefficient and older plants. New capacity built in China is expected to be consumed domestically as China requires methanol imports to meet growing demand.
Methanol Price
Our average realized price in the fourth quarter of 2023 was $322 per tonne compared to $303 per tonne in the third quarter of 2023. Through the fourth quarter, market conditions strengthened, with increased demand primarily in China outpacing an increase in supply. On the supply side, production increased from coal-based producers in China which was offset by planned and unplanned outages in the US and Asia as well as lower production from natural gas restrictions in Iran and China. This led to a drawdown on inventories and increasing methanol prices through the quarter.

Future methanol prices will depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.
The following table outlines our recent regional non-discounted posted prices. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy and derivatives prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost and availability of feedstock, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Feb 2024	Jan 2024	Dec 2023	Nov 2023	Oct 2023
North America	575	575	575	549	516
Europe [2]	575	575	400	400	400
Asia Pacific	390	380	380	370	360
China	360	360	360	360	360
1    Discounts from our posted prices are offered to customers based on    various factors.
2    €525 for Q1 2024 (Q4 2023 – €375) converted to United States dollars.
LIQUIDITY AND CAPITAL RESOURCES

We operate in a highly competitive commodity industry and therefore are committed to maintaining a strong balance sheet and financial flexibility. At December 31, 2023, our cash balance was $458 million, or approximately $451 million excluding non-controlling interest portion of $61 million but including our share of cash held by the Atlas joint venture of $54 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We continuously evaluate the liquidity requirements needed to achieve our strategic objectives, including our capital expenditures.
METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

A summary of our sources and uses of cash for the three months and year ended December 31, 2023, compared to the same periods in 2022, is as follows:

	Three Months Ended			Years Ended
($ millions, except as otherwise noted)	Dec 31 2023	Dec 31 2022	Variance	Dec 31 2023	Dec 31 2022	Variance
Cash provided by operating activities	$195	$227	$(32)	$660	$987	$(327)
Cash used in financing activities	(166)	(189)	23	(551)	(508)	(43)
Cash used in investing activities	(100)	(143)	43	(509)	(553)	44
Increase (decrease) in cash and cash equivalents	$(71)	$(105)	$34	$(400)	$(74)	$(326)

Cash flows from operating activities in the fourth quarter of 2023 were $195 million compared to $227 million for the fourth quarter of 2022. Cash flows from operating activities were lower in the fourth quarter of 2023 compared to the fourth quarter of 2022 due to the differences in working capital changes in the fourth quarter of 2023. Cash flows from operating activities in the year ended December 31, 2023 were $660 million compared with $987 million for the same period in 2022, and were lower primarily as a result of lower methanol pricing and lower earnings.

Cash used in financing activities in the fourth quarter of 2023 was $166 million compared to $189 million for the fourth quarter of 2022 as the outflows in the fourth quarter of 2022 included payments for shares repurchased under our normal course issuer bid. This, along with the positive impact of working capital changes, was partially offset by higher distributions to non-controlling interests in the fourth quarter of 2023 compared to the fourth quarter of 2022. Cash used in financing activities for the year ended December 31, 2023 was $551 million compared to $508 million for the same period in 2022, and were higher as 2022 included higher payments for shares repurchased under our normal course issuer bid, the impact of which was offset in the same period by proceeds received upon a sale of partial interest in a subsidiary of $145 million.

In the fourth quarter of 2023 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.

Our intent remains to repay rather than re-finance the $300 million bond due at the end of 2024 and under current market conditions and pricing levels we will be prioritizing excess cash towards this repayment.

Cash used in investing activities relates to capital spend on maintenance and major projects including our Geismar 3 plant. For more information on our capital projects, please see Capital Projects and Growth Opportunities below.
Capital Projects and Growth Opportunities

The Geismar 3 plant is in the process of starting up, with total capital costs expected to come within budget of $1.25 - 1.3 billion. The remaining cash expenditure of approximately $60 to $110 million, including approximately $20 million of spending accrued in accounts payable, is fully funded with cash on hand. Geismar 3 has one of the lowest CO2 emissions intensity profiles in the industry and significantly enhances our cash generation capability. We expect the plant to ramp up to full rates over the month of February.

Our planned operational capital expenditures directed towards maintenance, turnarounds, and catalyst changes, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $130 million for 2024.

METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

ADDITIONAL INFORMATION – NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain additional non-GAAP measures and ratios throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted net income before income tax, Adjusted income tax expense, and Adjusted effective tax rate. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas Facility, our 50% economic interest in the Egypt Facility and our 60% economic interest in Waterfront Shipping, and are useful as they are a better measure of our underlying performance, and assist in assessing the operating performance of the Company's business. These measures, at our share of our facilities, are a better measure of our underlying performance, as we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures and ratios are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another.

These measures should be considered in addition to, and not as a substitute for, net income and revenue reported in accordance with IFRS.
Adjusted EBITDA

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2023	Sep 30 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Net income attributable to Methanex shareholders	$33	$24	$41	$174	$354
Mark-to-market impact of share-based compensation	3	8	12	16	(7)
Gas contract settlement, net of tax	—	(31)	—	(31)	—
Depreciation and amortization	100	98	86	392	372
Finance costs	30	26	32	117	131
Finance income and other	(11)	(2)	(18)	(40)	(25)
Income tax expense (recovery)	(14)	(18)	7	1	120
Earnings of associate adjustment [1]	15	23	18	67	74
Non-controlling interests adjustment [2]	(8)	(23)	(18)	(74)	(87)
Adjusted EBITDA	$148	$105	$160	$622	$932
1    This adjustment represents the add-back of depreciation and amortization, finance costs, finance income and other and income taxes associated with our 63.1% interest in the Atlas methanol facility which are included in net income attributable to Methanex shareholders but excluded from Adjusted EBITDA.
2    This adjustment represents the deduction of the portion of depreciation and amortization, finance costs, finance income and other and income taxes associated with our non-controlling interests' share which has been added back above but is excluded from Adjusted EBITDA.

METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are a non-GAAP measure and a non-GAAP ratio, respectively, because they exclude the mark-to-market impact of share-based compensation, the impact of the Egypt gas contract revaluation included in finance income and other and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2023	Sep 30 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Net income attributable to Methanex shareholders	$33	$24	$41	$174	$354
Mark-to-market impact of share-based compensation, net of tax	3	6	11	13	(6)
Gas contract settlement, net of tax	—	(31)	—	(31)	—
Impact of Egypt gas contract revaluation, net of tax	(1)	2	(1)	(3)	(5)
Adjusted net income	$35	$1	$51	$153	$343
Diluted weighted average shares outstanding (millions)	68	67	70	68	72
Adjusted net income per common share	$0.52	$0.02	$0.73	$2.25	$4.79

Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas and Egypt facilities and Waterfront Shipping, for reasons as described above. The exclusion of the mark-to-market portion of the impact of share-based compensation is due to these amounts not being seen as indicative of operational performance and can fluctuate in the intervening periods until settlement, at which time they are included appropriately as the cost of employee compensation. The exclusion of the impact of the Egypt gas contract revaluation is due to the change in the derivative being unrealized with the fair value of the derivative expected to fluctuate in the intervening periods until settlement. The exclusion of the impact of the Egypt gas contract revaluation had no impact on comparative periods before the third quarter of 2022, when the contract amendment leading to fair value measurement of the contract occurred. The exclusion of the settlement of a historical dispute under an existing gas contract is due to the one-time nature of the settlement and to better reflect the operating performance of the Company's business.
METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023
Revenue	$922	$823	$939	$1,038
Net income attributable to Methanex shareholders	33	24	57	60
Basic net income per common share	0.50	0.36	0.84	0.87
Diluted net income per common share	0.50	0.36	0.73	0.87
Adjusted EBITDA	148	105	160	209
Adjusted net income	35	1	41	76
Adjusted net income per common share	0.52	0.02	0.60	1.11

	Three Months Ended
($ millions except per share amounts)	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022
Revenue	$986	$1,012	$1,137	$1,176
Net income attributable to Methanex shareholders	41	69	125	119
Basic net income per common share	0.59	0.99	1.74	1.60
Diluted net income per common share	0.59	0.87	1.41	1.60
Adjusted EBITDA	160	192	243	337
Adjusted net income	51	49	84	159
Adjusted net income per common share	0.73	0.69	1.16	2.16

METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

Methanex Corporation
Quarterly History (unaudited)

	2023	Q4	Q3	Q2	Q1	2022	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	6,455	1,712	1,473	1,621	1,649	6,141	1,360	1,350	1,634	1797
Purchased methanol	3,527	890	905	884	848	3,688	1,095	1,113	798	682
Commission sales [1]	1,187	260	342	277	308	945	192	214	260	279
	11,169	2,862	2,720	2,782	2,805	10,774	2,647	2,677	2,692	2,758
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	1,381	344	226	408	403	1,230	395	205	244	386
USA (Geismar)	2,142	587	574	532	449	2,041	437	492	556	556
Trinidad (63.1% interest)	1,074	283	287	248	256	981	225	249	249	258
Egypt (50% interest)	504	20	160	163	161	385	96	35	150	104
Canada (Medicine Hat)	548	142	130	134	142	593	147	130	155	161
Chile	993	403	168	173	249	888	226	141	197	324
	6,642	1,779	1,545	1,658	1,660	6,118	1,526	1,252	1,551	1,789
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	333	322	303	338	371	397	373	377	422	425
($/gallon)	1.00	0.97	0.91	1.02	1.12	1.19	1.12	1.13	1.27	1.28

ADJUSTED EBITDA	622	148	105	160	209	932	160	192	243	337

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income	2.57	0.50	0.36	0.84	0.87	4.95	0.59	0.99	1.74	1.60
Diluted net income	2.57	0.50	0.36	0.73	0.87	4.86	0.59	0.87	1.41	1.60
Adjusted net income	2.25	0.52	0.02	0.60	1.11	4.79	0.73	0.69	1.16	2.16
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue divided by the total sales volume.

METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume.
CASH COSTS	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.
SALES VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We own 60% of Waterfront Shipping, which provides service to Methanex for the ocean freight component of our distribution and logistics costs. We consolidate both Egypt and Waterfront Shipping, which results in 100% of the financial results being included in our financial statements. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and Waterfront Shipping. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2023 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Fourth Quarter 2023 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal," "targets," "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•expected demand for methanol, including demand for methanol for energy uses, and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for start up of the same,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,

•expected tax rates or resolutions to tax disputes,
•expected cash flows, cash balances, earnings capability, debt levels and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 project,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and GDP growth,
•expected outcomes of litigation or other disputes, claims and assessments, and
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•the expected timing and capital cost of our Geismar 3 project,
METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 19

•global and regional economic activity (including industrial production levels) and GDP growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•our ability to meet timeline and budget targets for the Geismar 3 project, including the impact of any cost pressures arising from tightening construction labour market conditions,

•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions, and
•other risks described in our 2022 Annual Management’s Discussion and Analysis and this Fourth Quarter 2023 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2023 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 20

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Revenue	$922,419	$986,117	$3,723,475	$4,311,188
Cost of sales and operating expenses	(772,468)	(840,829)	(3,068,072)	(3,446,101)
Depreciation and amortization	(100,115)	(86,363)	(391,830)	(372,420)
Egypt gas redirection and sale proceeds	—	1,632	—	117,946
Operating income	49,836	60,557	263,573	610,613
Earnings of associate (note 4)	14,179	18,593	99,466	76,938
Finance costs (note 5)	(30,086)	(31,567)	(117,366)	(130,752)
Finance income and other	11,205	17,977	39,938	25,348
Income before income taxes	45,134	65,560	285,611	582,147
Income tax recovery (expense):
Current	(271)	(36,570)	(49,924)	(127,578)
Deferred	14,708	29,377	48,435	7,719
	14,437	(7,193)	(1,489)	(119,859)
Net income	$59,571	$58,367	$284,122	$462,288
Attributable to:
Methanex Corporation shareholders	$33,491	$41,032	$174,140	$353,830
Non-controlling interests	26,080	17,335	109,982	108,458
	$59,571	$58,367	$284,122	$462,288

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.50	$0.59	$2.57	$4.95
Diluted net income per common share (note 7)	$0.50	$0.59	$2.57	$4.86

Weighted average number of common shares outstanding (note 7)	67,378,591	69,680,031	67,805,220	71,422,360
Diluted weighted average number of common shares outstanding (note 7)	67,572,104	69,684,539	67,811,615	71,677,484

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2023 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Net income	$59,571	$58,367	$284,122	$462,288
Other comprehensive income (loss):
Items that may be reclassified to income:
Changes in cash flow hedges and excluded forward element (note 10)	(93,568)	(34,913)	(310,456)	378,287
Realized losses (gains) on foreign exchange hedges reclassified to revenue	187	2,829	3,105	(5,674)
Items that will not be reclassified to income:
Actuarial loss on defined benefit pension plans	(2,827)	(726)	(2,827)	(726)
Taxes on above items	20,364	10,742	66,636	(72,440)
	(75,844)	(22,068)	(243,542)	299,447
Comprehensive income (loss)	$(16,273)	$36,299	$40,580	$761,735
Attributable to:
Methanex Corporation shareholders	$(42,353)	$18,964	$(69,402)	$653,277
Non-controlling interests	26,080	17,335	109,982	108,458
	$(16,273)	$36,299	$40,580	$761,735

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2023 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Dec 31 2023	Dec 31 2022
ASSETS
Current assets:
Cash and cash equivalents	$458,015	$857,747
Trade and other receivables	533,615	500,925
Inventories (note 2)	426,774	439,771
Prepaid expenses	58,024	38,585
Other assets	3,893	39,346
	1,480,321	1,876,374
Non-current assets:
Property, plant and equipment (note 3)	4,411,768	4,155,283
Investment in associate (note 4)	184,249	197,083
Deferred income tax assets	152,250	46,353
Other assets (note 10)	197,967	356,387
	4,946,234	4,755,106
	$6,426,555	$6,631,480
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$771,867	$789,200
Current maturities on long-term debt (note 6)	314,716	15,133
Current maturities on lease obligations	120,731	108,736
Current maturities on other long-term liabilities	94,992	29,548
	1,302,306	942,617
Non-current liabilities:
Long-term debt (note 6)	1,827,085	2,136,380
Lease obligations	751,389	761,427
Other long-term liabilities	154,918	134,603
Deferred income tax liabilities	217,840	226,996
	2,951,232	3,259,406
Equity:
Capital stock	391,924	401,295
Contributed surplus	1,838	1,904
Retained earnings	1,514,264	1,466,872
Accumulated other comprehensive income	22,901	241,942
Shareholders' equity	1,930,927	2,112,013
Non-controlling interests	242,090	317,444
Total equity	2,173,017	2,429,457
	$6,426,555	$6,631,480

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2023 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2021	74,774,087	$432,728	$1,928	$1,251,640	$(2,720)	$1,683,576	$271,155	$1,954,731
Net income	—	—	—	353,830	—	353,830	108,458	462,288
Other comprehensive income (loss)	—	—	—	(252)	299,699	299,447	—	299,447
Compensation expense recorded for stock options	—	—	110	—	—	110	—	110
Issue of shares on exercise of stock options	16,800	582	—	—	—	582	—	582
Reclassification of grant date fair value on exercise of stock options	—	134	(134)	—	—	—	—	—
Sale of partial interest in subsidiary	—	—	—	126,445	—	126,445	22,545	148,990
Payments for repurchase of shares	(5,551,751)	(32,149)	—	(220,836)	—	(252,985)	—	(252,985)
Dividend payments to Methanex Corporation shareholders	—	—	—	(43,955)	—	(43,955)	—	(43,955)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(84,714)	(84,714)
Realized hedge gains recognized in cash flow hedges	—	—	—	—	(55,037)	(55,037)	—	(55,037)
Balance, December 31, 2022	69,239,136	$401,295	$1,904	$1,466,872	$241,942	$2,112,013	$317,444	$2,429,457
Net income	—	—	—	174,140	—	174,140	109,982	284,122
Other comprehensive loss	—	—	—	(1,976)	(241,566)	(243,542)	—	(243,542)
Compensation expense recorded for stock options	—	—	124	—	—	124	—	124
Issue of shares on exercise of stock options	43,067	1,437	—	—	—	1,437	—	1,437
Reclassification of grant date fair value on exercise of stock options	—	190	(190)	—	—	—	—	—
Payments for repurchase of shares	(1,894,711)	(10,998)	—	(75,394)	—	(86,392)	—	(86,392)
Dividend payments to Methanex Corporation shareholders	—	—	—	(49,378)	—	(49,378)	—	(49,378)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(185,336)	(185,336)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	22,525	22,525	—	22,525
Balance, December 31, 2023	67,387,492	$391,924	$1,838	$1,514,264	$22,901	$1,930,927	$242,090	$2,173,017

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2023 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$59,571	$58,367	$284,122	$462,288
Deduct earnings of associate	(14,179)	(18,593)	(99,466)	(76,938)
Dividends received from associate	68,779	30,288	112,318	97,174
Add (deduct) non-cash items:
Depreciation and amortization	100,115	86,363	391,830	372,420
Income tax expense (recovery)	(14,437)	7,193	1,489	119,859
Share-based compensation expense	6,470	14,713	34,502	15,398
Finance costs	30,086	31,567	117,366	130,752
Other	(8,669)	(2,568)	(24,651)	(12,926)
Interest received	4,235	6,033	21,633	9,531
Income taxes paid	(1,805)	(24,431)	(81,922)	(100,681)
Other cash payments, including share-based compensation	1,207	(6,499)	(37,894)	(20,503)
Cash flows from operating activities before undernoted	231,373	182,433	719,327	996,374
Changes in non-cash working capital (note 9)	(36,134)	44,780	(59,058)	(9,084)
	195,239	227,213	660,269	987,290

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	—	(30,831)	(86,392)	(252,985)
Dividend payments to Methanex Corporation shareholders	(12,465)	(12,145)	(49,378)	(43,955)
Interest paid	(67,161)	(63,810)	(168,636)	(161,757)
Repayment of long-term debt and financing fees (note 6)	(1,836)	(414)	(12,280)	(9,151)
Repayment of lease obligations	(31,704)	(29,748)	(118,159)	(105,863)
Distributions to non-controlling interests	(102,927)	(31,902)	(185,336)	(84,713)
Proceeds on issue of shares on exercise of stock options	293	132	1,437	582
Restricted cash for debt service accounts	(461)	(219)	(1,424)	(1,394)
Sale of partial interest in subsidiary	—	—	—	148,990
Changes in non-cash working capital related to financing activities (note 9)	50,750	(19,721)	68,750	1,771
	(165,511)	(188,658)	(551,418)	(508,475)

CASH FLOWS USED IN INVESTING ACTIVITIES
Property, plant and equipment	(28,756)	(43,292)	(178,464)	(145,701)
Geismar plant under construction	(41,088)	(113,630)	(269,989)	(431,680)
Changes in non-cash working capital related to investing activities (note 9)	(30,565)	14,320	(60,130)	24,244
	(100,409)	(142,602)	(508,583)	(553,137)
Decrease in cash and cash equivalents	(70,681)	(104,047)	(399,732)	(74,322)
Cash and cash equivalents, beginning of period	528,696	961,794	857,747	932,069
Cash and cash equivalents, end of period	$458,015	$857,747	$458,015	$857,747

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2023 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the adoption of amendments to IAS 1 Disclosure of Accounting Policies, IAS 8 Changes in Accounting Estimates and Errors, and IAS 12, Income Taxes ("IAS 12") regarding deferred tax related to assets and liabilities arising from a single transaction. The amendments did not have a material impact on the Company's consolidated financial statements.

In May 2023, the IASB issued a further amendment to IAS 12, establishing a mandatory exception for recognition and disclosure of deferred taxes related to the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“Pillar Two rules”). The Pillar Two rules establish a global minimum fifteen percent top-up tax regime and will apply to Methanex beginning in 2024. The Company has applied this mandatory exception in the current period. The IAS 12 amendment also introduced disclosure requirements on the current tax impact of Pillar Two rules that will apply to the Company’s 2023 annual financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on January 31, 2024.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022.
2.    Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three months and year ended December 31, 2023 is $754 million (2022 - $784 million) and $2,860 million (2022 - $3,157 million).
3.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at December 31, 2023	$3,654,475	$757,293	$4,411,768
Net book value at December 31, 2022	$3,398,805	$756,478	$4,155,283

METHANEX CORPORATION 2023 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

a)Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction [1]	Ocean Going Vessels	Other	Total
Cost at December 31, 2023	$4,880,207	$1,355,497	$240,723	$128,663	$6,605,090
Accumulated depreciation at December 31, 2023	2,794,702	—	61,390	94,523	2,950,615
Net book value at December 31, 2023	$2,085,505	$1,355,497	$179,333	$34,140	$3,654,475
Cost at December 31, 2022	$5,000,999	$1,001,888	$240,867	$140,081	$6,383,835
Accumulated depreciation at December 31, 2022	2,827,870	—	49,310	107,850	2,985,030
Net book value at December 31, 2022	$2,173,129	$1,001,888	$191,557	$32,231	$3,398,805
    1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in cost of Plants Under Construction are $150 million of capitalized interest and finance charges as at December 31, 2023.

b)Right-of-use assets:

	Ocean Going Vessels	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at December 31, 2023	$910,720	$332,441	$7,766	$50,856	$1,301,783
Accumulated depreciation at December 31, 2023	314,324	196,303	4,204	29,659	544,490
Net book value at December 31, 2023	$596,396	$136,138	$3,562	$21,197	$757,293
Cost at December 31, 2022	$846,977	$286,036	$23,797	$44,904	$1,201,714
Accumulated depreciation at December 31, 2022	245,873	160,163	15,314	23,886	445,236
Net book value at December 31, 2022	$601,104	$125,873	$8,483	$21,018	$756,478
4.    Interest in Atlas joint venture:

a)Stand-alone financial information:
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Dec 31 2023	Dec 31 2022
Cash and cash equivalents	$126,392	$24,420
Other current assets	189,062	182,103
Non-current assets	149,354	184,373
Current liabilities	(157,835)	(92,108)
Other long-term liabilities, including current maturities	(135,940)	(107,416)
Net assets at 100%	$171,033	$191,372
Net assets at 63.1%	$107,921	$120,755
Long-term receivable from Atlas	76,328	76,328
Investment in associate	$184,249	$197,083

METHANEX CORPORATION 2023 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

	Three Months Ended		Years Ended
Statements of income	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Revenue	$104,934	$109,578	$466,312	$532,456
Cost of sales and depreciation and amortization	(68,559)	(65,047)	(289,705)	(332,999)
Gas contract settlement (b)	—	—	75,000	—
Operating income	36,375	44,531	251,607	199,457
Finance costs, finance income and other	(2,562)	(1,850)	(10,316)	(9,433)
Income tax expense (b)	(11,342)	(13,214)	(83,659)	(68,093)
Net earnings at 100%	$22,471	$29,467	$157,632	$121,931
Earnings of associate at 63.1%	$14,179	$18,593	$99,466	$76,938

Dividends received from associate	$68,779	$30,288	$112,318	$97,174

b)Gas contract settlement:
Atlas stand-alone financial results for the year ended December 31, 2023 include a $75 million settlement (Methanex share, $47 million, net of tax, $31 million) related to a historical dispute under an existing gas contract. The amount was received in cash in the fourth quarter of 2023.

c)Atlas tax assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2017 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.

The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.

During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party represented approximately 10% of Atlas-produced methanol. Atlas had partial relief from corporation income tax until late July 2014.

The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.

The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.

The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.

METHANEX CORPORATION 2023 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

5. Finance costs:

	Three Months Ended		Years Ended
	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Finance costs	$45,391	$42,579	$172,814	$167,066
Less capitalized interest related to Geismar plant under construction	(15,305)	(11,012)	(55,448)	(36,314)
	$30,086	$31,567	$117,366	$130,752

Finance costs are primarily comprised of interest on the unsecured notes, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.
6.    Long-term debt:

As at	Dec 31 2023	Dec 31 2022
Unsecured notes
$300 million at 4.25% due December 1, 2024	$299,283	$298,836
$700 million at 5.125% due October 15, 2027	694,844	693,649
$700 million at 5.25% due December 15, 2029	695,824	695,283
$300 million at 5.65% due December 1, 2044	295,709	295,606
	1,985,660	1,983,374
Other limited recourse debt facilities
5.58% due through June 30, 2031	56,637	61,978
5.35% due through September 30, 2033	65,300	70,312
5.21% due through September 15, 2036	34,204	35,849
Total long-term debt [1]	2,141,801	2,151,513
Less current maturities [1]	(314,716)	(15,133)
	$1,827,085	$2,136,380
1    Long-term debt and current maturities are presented net of deferred financing fees.

The Company has access to a $300 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions. The revolving credit facility was entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,
b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c)a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The revolving credit facility is secured by certain assets of the Company, and also includes other customary covenants including restrictions on the incurrence of additional indebtedness.
Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

METHANEX CORPORATION 2023 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.
As at December 31, 2023, management believes the Company was in compliance with all covenants related to long-term debt obligations.
7.    Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The cash-settled method was more dilutive for the year ended December 31, 2023 and the three months ended December 31, 2022, and no adjustment was required for the numerator or the denominator. The equity-settled method was more dilutive for the three months ended December 31, 2023 and year ended December 31, 2022, and an adjustment was required for both the numerator and denominator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three months and year ended December 31, 2023 and 2022, stock options were dilutive, resulting in an adjustment to the denominator. For the three months ended December 31, 2023 and year ended December 31, 2022, TSARs were dilutive, resulting in an adjustment to the denominator. For the year ended December 31, 2023 and the three months ended December 31, 2022, TSARs were not dilutive, resulting in no adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Numerator for basic net income per common share	$33,491	$41,032	$174,140	$353,830
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	547	—	—	(316)
Equity-settled expense	(610)	—	—	(5,503)
Numerator for diluted net income per common share	$33,428	$41,032	$174,140	$348,011

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Denominator for basic net income per common share	67,378,591	69,680,031	67,805,220	71,422,360
Effect of dilutive stock options	5,698	4,508	6,395	10,108
Effect of dilutive TSARs	187,815	—	—	245,016
Denominator for diluted net income per common share	67,572,104	69,684,539	67,811,615	71,677,484

METHANEX CORPORATION 2023 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

8.    Share-based compensation:

a)     Share appreciation rights ("SARs"), TSARs and stock options:

(i)Outstanding units:

Information regarding units outstanding at December 31, 2023 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2022	407,687	$44.67	2,188,359	$42.68
Granted	51,160	50.49	169,190	50.49
Exercised	(50,715)	33.85	(321,208)	31.92
Cancelled	(2,200)	54.65	(13,544)	51.36
Outstanding at September 30, 2023	405,932	$46.70	2,022,797	$44.99
Exercised	—	—	(15,327)	31.00
Cancelled	(3,400)	53.07	—	—
Outstanding at December 31, 2023	402,532	$46.65	2,007,470	$45.10

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2022	102,531	$43.96
Granted	6,810	50.49
Exercised	(23,767)	34.59
Cancelled	(2,500)	52.32
Outstanding at September 30, 2023	83,074	$46.92
Granted, exercised, cancelled, or expired	—	—
Outstanding at December 31, 2023	83,074	$46.92

	Units Outstanding at December 31, 2023			Units Exercisable at December 31, 2023
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $38.79	3.52	112,962	$32.60	99,800	$31.78
$45.40 to $50.49	2.93	171,010	49.93	98,029	49.96
$54.65 to $78.59	1.39	118,560	55.30	118,560	55.30
	2.64	402,532	$46.65	316,389	$46.23
TSARs:
$29.27 to $38.79	3.57	776,194	$33.05	666,922	$32.11
$45.40 to $50.49	3.65	673,316	49.55	330,265	49.62
$54.65 to $78.59	1.66	557,960	56.48	557,960	56.48
	3.07	2,007,470	$45.10	1,555,147	$44.57
Stock options:
$29.27 to $38.79	3.48	22,320	$32.20	20,028	$31.45
$45.40 to $50.49	2.11	34,844	49.98	24,500	50.05
$54.65 to $78.59	1.46	25,910	55.49	25,910	55.49
	2.27	83,074	$46.92	70,438	$46.76

METHANEX CORPORATION 2023 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 11

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2023 was $26.7 million compared to the recorded liability of $25 million. The difference between the fair value and the recorded liability is $1.7 million and will be recognized over the weighted average remaining vesting period of approximately 1.4 years. The weighted average fair value was estimated at December 31, 2023 using the Black-Scholes option pricing model.

For the three months and year ended December 31, 2023, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expense of $0.6 million (2022 - an expense of $6.6 million) and an expense of $10.5 million (2022 - an expense of $1.8 million), respectively. This included a recovery of $0.1 million (2022 - an expense of $6.2 million) and an expense of $6.6 million (2022 - a recovery of $3.7 million), related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2023 and 2022 respectively.

b)Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at December 31, 2023 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2022	155,761	340,929	744,887
Granted	17,147	104,980	179,340
Performance factors impact on redemption [1]	—	—	143,065
Granted in-lieu of dividends	1,873	4,022	7,887
Redeemed	(18,962)	(122,064)	(435,035)
Cancelled	—	(8,183)	(11,546)
Outstanding at September 30, 2023	155,819	319,684	628,598
Granted	1,270	—	—
Granted in-lieu of dividends	611	1,245	2,524
Redeemed	—	(9,334)	—
Cancelled	—	(741)	—
Outstanding at December 31, 2023	157,700	310,854	631,122
1    The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2023.
Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average modified return on capital employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2023 was $58.6 million compared to the recorded liability of $48.9 million. The difference between the fair value and the recorded liability of $9.7 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years.

METHANEX CORPORATION 2023 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 12

For the three months and year ended December 31, 2023, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $5.9 million (2022 - an expense of $8.1 million) and an expense of $23.9 million (2022 - an expense of $13.5 million), respectively. This included an expense of $2.8 million (2022 - an expense of $5.4 million) and an expense of $8.8 million (2022 - a recovery of $3.4 million), related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2023 and 2022 respectively.
9.Changes in non-cash working capital:
Changes in non-cash working capital for the three and twelve months ended December 31, 2023 and 2022 were as follows:

	Three Months Ended		Years Ended
	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Changes in non-cash working capital:
Trade and other receivables	$(54,929)	$59,468	$(32,690)	$50,442
Inventories	(18,115)	(22,258)	12,997	19,785
Prepaid expenses	(21,835)	5,061	(19,439)	(2,622)
Trade, other payables and accrued liabilities	63,118	(28,097)	(17,333)	(46,751)
	(31,761)	14,174	(56,465)	20,854
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	15,812	25,205	6,027	(3,923)
Changes in non-cash working capital having a cash effect	$(15,949)	$39,379	$(50,438)	$16,931

These changes relate to the following activities:
Operating	$(36,134)	$44,780	$(59,058)	$(9,084)
Financing	50,750	(19,721)	68,750	1,771
Investing	(30,565)	14,320	(60,130)	24,244
Changes in non-cash working capital	$(15,949)	$39,379	$(50,438)	$16,931

10.Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models with those using market observable inputs classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element is excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income, reclassified from the statement of other comprehensive income.

METHANEX CORPORATION 2023 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 13

Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.
    North American Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point Henry Hub to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.

As at	Dec 31 2023	Dec 31 2022
Maturities	2024-2032	2023-2032
Notional quantity [1]	347,190	307,900
Notional quantity per day, annualized [1]	50 - 170	50 - 150
Notional amount	$1,183,319	$1,014,264
Net fair value	$29,925	$316,008
1    In thousands of Million British Thermal Units (MMBtu)

Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the unaudited consolidated statements of financial position is as follows:

As at	Dec 31 2023	Dec 31 2022
Other current assets	$470	$32,768
Other non-current assets	120,638	289,979
Other current liabilities	(60,532)	(317)
Other long-term liabilities	(30,651)	(6,422)
Net fair value	$29,925	$316,008
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at December 31, 2023, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 12.2 million euros (December 31, 2022 - 21.1 million euros). The euro contracts had a negative fair value of $0.5 million included in Other current liabilities (December 31, 2022 - negative fair value of $1.7 million included in Other current liabilities).

Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

	Three Months Ended		Years Ended
	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Change in fair value of cash flow hedges	$(38,503)	$(713,907)	$(276,619)	$(27,742)
Forward element excluded from hedging relationships	(55,065)	678,994	(33,837)	406,029
	$(93,568)	$(34,913)	$(310,456)	$378,287

METHANEX CORPORATION 2023 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 14

Fair value - Level 2 instruments
The fair value of the Company’s North American natural gas forward contracts and Euro forward exchange contracts are derivative financial instruments determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be minimal.

			Cash inflows (outflows) by term to maturity - undiscounted
	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Natural gas forward contracts assets	$121,108	$141,634	$1,692	$56,850	$54,614	$28,478
Natural gas forward contracts liabilities	(91,183)	(99,250)	(64,564)	(17,771)	(5,537)	(11,378)
Euro forward exchange contracts	(470)	(470)	(470)	—	—	—
	$29,455	$41,914	$(63,342)	$39,079	$49,077	$17,100

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	December 31, 2023		December 31, 2022
As at	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,156,534	$2,063,661	$2,168,585	$1,953,932

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the revolving and construction credit facilities are equal to their carrying values. The fair value of the Company’s long term debt will fluctuate until maturity.

Fair value - Level 3 instrument - Egyptian natural gas supply contract

The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company, a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant through 2035. As a result of an amendment in 2022, the contract is being treated as a derivative measured at fair value.
There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.
At December 31, 2023 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $20.4 million recorded in Other assets (December 31, 2022 - $11.2 million). Changes in fair value of the contract are recognized in Finance income and other.

METHANEX CORPORATION 2023 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 15

The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

	Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Methanol price volatility (before impact of mean reversion)	35%	+/- 5%	$+/-7 million
Methanol price forecast	$300 - $415 per MT	+/- $25 per MT	$-5/+7 million
Discount rate	7.6%	+/- 1%	$-/+1 million
It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

METHANEX CORPORATION 2023 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 16

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 31, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel and Corporate Secretary